Securities and Exchange Commission
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia (City) — Pennsylvania (State) — 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Rubinsohn, CFO — 215-282-7402 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) — Philadelphia (City) — Pennsylvania (State) — 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 7 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Rubinsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Investments, Inc , as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
ROSEMARY QUINN
Notary Public
PHILADELPHIA CITY
PHILADELPHIA COUNTY
My Commission Expires Oct 3, 2009

Signature

Chief Financial Officer

CFO

Rosemary Quinn

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Commerce Capital Investments, Inc.
As of September 30, 2008
With Report of Independent Registered
Public Accounting Firm

Commerce Capital Investments, Inc.

Statement of Financial Condition

As of September 30, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

0809-0986516-PH

Ernst & Young

Ernst & Young LLP
Two Commerce Scuare
Suite 4000
2001.Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Capital Investments, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Investments, Inc. (the "Company") as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Investments, Inc. at September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

November 24, 2008

Commerce Capital Investments, Inc.

Statement of Financial Condition

September 30, 2008

Assets	
Cash and cash equivalents	$ 5,764,061
Total assets	$ 5,764,061
Liabilities and stockholder's equity	
Liabilities:	
Income tax payable	$ 31,190
Other liabilities	3,500
Total liabilities	34,690
Stockholder's equity:	
Common stock—authorized 10,000 shares; issued 1,000 shares, no par or stated value	500,000
Paid-in capital	4,800,000
Retained earnings	429,371
Total stockholder's equity	5,729,371
Total liabilities and stockholder's equity	$ 5,764,061

See accompanying notes.

1. Organization

Commerce Capital Investments, Inc. (the "Company"), a financial subsidiary of TD Bank, N.A. ("TDNA"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. TDNA is a wholly-owned subsidiary of TD Banknorth, Inc. ("Bancorp"), which is a wholly-owned subsidiary of Toronto Dominion Bank Financial Group, Inc. ("TDBFG").

Previous to April 2008, the Company was a wholly-owned subsidiary of Commerce Bank, N.A. In April 2008, Commerce Bancorp, Inc., the parent company to Commerce Bank, N.A., was acquired by TDBFG. Upon acquisition, TDBFG merged Commerce Bank, N.A. with Banknorth Bank, N.A., and renamed the combined organization TD Bank, N.A.

Upon acquisition, the Company changed its year end from December 31 to September 30 in order to be consistent with Bancorp.

FINRA, formerly the National Association of Securities Dealers, granted the Company's application for membership effective January 18, 2001. The Company primarily underwrites and trades in corporate debt and equity securities with institutional customer accounts. The Company had no activity during 2008.

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

Income Taxes

The Company is included in the consolidated federal income tax return filed by TDBFG. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company's adoption of SFAS No. 157 had no impact on its financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity capital or payment of dividends if the resulting net capital ratio would exceed 10 to 1.

At September 30, 2008, the Company had net capital of $4,965,310, which was $4,715,310 in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

4. Related Party Transactions

The Company has entered into a management agreement with Commerce Capital Markets, Inc. ("CCMI"), an affiliated broker-dealer, whereby the Company agrees to pay CCMI fifty percent (50%) of its generated gross revenues from operations in the form of a management fee. This fee is reimbursement of rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses paid by CCMI on the Company's behalf. For the nine months ended September 30, 2008, management fees accrued and paid were $0. The operating results or financial condition may have been significantly different had the Company been autonomous.

END